Exhibit 12.2
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the nine month period ended
	September 30, 2009
Including Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(44,482)
Plus:
Fixed Charges (excluding capitalized interest)	224,394

Total Earnings	$179,912

Fixed Charges:
Interest expensed and capitalized	$222,566
Amortized premiums, discounts, and capitalized expenses related to indebtedness	140
An estimate of the interest component within rental expense	1,688

Total Fixed Charges before preferred dividends	224,394

Preferred dividends accrued	14,595
Ratio of pre tax loss to net loss	1,789

Preferred dividend factor	26,110

Total fixed charges and preferred stock dividends	$250,504

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A	)

Excluding Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(44,482)
Plus:
Fixed Charges (excluding capitalized interest)	126,700

Total Earnings	$82,218

Fixed Charges:
Interest expensed and capitalized	$124,872
Amortized premiums, discounts, and capitalized expenses related to indebtedness	140
An estimate of the interest component within rental expense	1,688

Total Fixed Charges before preferred dividends	126,700

Preferred dividends accrued	14,595
Ratio of pre tax loss to net loss	1.789

Preferred dividend factor	26,110

Total fixed charges and preferred stock dividends	$152,810

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A	)

(A)	Due to the Company’s pre-tax loss for the nine month period ended September 30, 2009 the ratio coverage was less than 1:1. The Company would have to generate additional earnings of $70.6 million to achieve a ratio of 1:1 for the nine month period ended September 30, 2009.